EXHIBIT 12

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012, 2011, 2010, and 2009

(DOLLARS IN THOUSANDS)

	2013	2012	2011	2010	2009
Income (loss) before (provision) benefit for income taxes from continuing operations	$105,508	$212,340	$121,373	$115,851	$(170,460)
Adjustments:
(Earnings) loss of equity investees	(621)	(9,670)	(3,269)	4,861	(354)
Dividends and distributions of income from equity investees	4,911	10,339	6,031	999	1,028
Total interest expense (a)	162,937	128,553	106,128	116,046	80,021
Portion of rents representative of the interest factor (b)	3,429	2,239	1,302	1,241	1,379
Earnings (loss), as adjusted	$276,164	$343,801	$231,565	$238,998	$(88,386)

Fixed charges:
Total interest expense (c)	$162,937	$128,553	$106,692	$118,407	$81,739
Portion of rents representative of the interest factor	3,429	2,239	1,302	1,241	1,379
Total fixed charges	$166,366	$130,792	$107,994	$119,648	$83,118

Preferred stock dividends (d)	—	—	—	—	—
Total combined fixed charges and preferred stock dividends (d)	$166,366	$130,792	$107,994	$119,648	$83,118

Ratio of earnings to fixed charges (e)	1.66	2.63	2.14	2.00	—

Ratio of earnings to combined fixed charges and preferred stock dividends (e)	1.66	2.63	2.14	2.00	—

(a)	Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs.

(b)	Management believes this portion is representative of the interest factor.

(c)	Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs, as well as capitalized interest.

(d)	There was no preferred stock issued or outstanding for any period presented in the table.

(e)	Due to the losses for 2009, the ratio coverage was less than 1.1 for the years. The deficiency of earnings to cover fixed charges was $171.5 million 2009.